UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (AMENDMENT No. 3)

INSTACARE CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

14166U104
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14166U104

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monarch Pointe Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER 0 SHARED VOTING POWER 335,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 335,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 335,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12.	TYPE OF REPORTING PERSON CO

2 of 9

CUSIP NO. 14166U104

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER 0 SHARED VOTING POWER 165,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 165,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 165,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12.	TYPE OF REPORTING PERSON PN

3 of 9

CUSIP NO. 14166U104

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.A.G. Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER 0 SHARED VOTING POWER 165,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 165,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 165,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12.	TYPE OF REPORTING PERSON IA

4 of 9

CUSIP NO. 14166U104

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER 0 SHARED VOTING POWER 165,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 165,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 165,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12.	TYPE OF REPORTING PERSON IN

5 of 9

This statement is hereby amended and restated in its entirety as follows:

Item 1(a).  Name of Issuer.

The name of the issuer is Instacare Corp. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 2200 SW 10TH St., Deerfield, Michigan 33442.

Item 2(a).  Name of Person Filing.

This statement is filed by Monarch Pointe Fund, Ltd. (“MPF”), Mercator Momentum Fund, L.P. (“Mercator”), M.A.G. Capital, LLC (“MAG”) and David F. Firestone (“Mr. Firestone”).  This statement relates to the Issuer’s securities directly owned by MPF and Mercator.

MPF, Mercator, MAG and Mr. Firestone are referred to herein as the “Reporting Persons.”

Item 2(b).  Address of Principal Business Office, or, if None, Residence.

The business address of each of Mercator, MAG and Mr. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071.

MPF currently is in liquidation.   Pursuant to an order issued by the Eastern Caribbean Supreme Court, in the High Court of Justice, British Virgin Islands, William Tacon serves as the liquidator of MPF and, as such, has control over the securities owned by MPF.  Mr. Tacon is a British citizen.  Mr. Tacon is a partner of Kroll (BVI) Limited, and his business address is c/o Kroll (BVI) Limited, PO Box 4571, Palm Grove House, 2nd Floor Wickhams Cay, Road Town Tortola, British Virgin Islands VG1110.

Item 2(c).  Citizenship.

Mercator is a California limited partnership. MAG is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands. Mr. Firestone is a United States citizen.

Item 2(d).  Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the “Common Stock”).

Item 2(e).  CUSIP No.

The CUSIP number is 14166U104.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

6 of 9

(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.	Ownership.

Items 5-11 of each Reporting Person’s respective cover page is incorporated herein by this reference. The percentage of class of securities in row 11 of the cover page is based on the assumption that the Issuer had 43,112,355 shares of Common Stock outstanding, which is the number of shares reported to be outstanding on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

MAG previously controlled the investments of MPF.  Mr. Firestone is the Managing Member of MAG.  As a result of their prior control over MPF, Mr. Firestone and MAG previously were deemed to beneficially own the securities of MPF.  MAG is the general partner of Mercator.  As MAG and Mr. Firestone have both voting powers and investment powers over the securities held by Mercator, MAG and Mr. Firestone are deemed to be the beneficial owners of the 165,000 shares of Common Stock held by Mercator. Neither MAG nor Mr. Firestone directly owns any securities of Issuer.

MPF is currently in liquidation.  Pursuant to an order issued by the Eastern Caribbean Supreme Court, in the High Court of Justice, British Virgin Islands, Mr. Tacon now serves as the liquidator of MPF and, thereby, has replaced MAG (and Mr. Firestone) as the entity having control over the investments of MPF.  As the liquidator, Mr. Tacon currently has the sole right to control acquisition, disposition and voting of the Issuer’s securities that are owned by MPF.  Mr. Tacon does not directly own any of the Issuer’s securities.

As of the date of this filing, MPF owns 335,000 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Neither MPF, Mercator, MAG nor Mr. Firestone beneficially own more than five percent of any class of the Issuer’s securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

The Reporting Persons do not constitute a group. The Reporting Persons previously filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.  As a result of the appointment of Mr. Tacon as the liquidator of MPF and as the replacement of MAG, all further filings with respect to the Issuer’s securities by MPF will be filed, if required, by MPF and Mr. Tacon in their individual capacities.

7 of 9

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2009	MONARCH POINTE FUND, LTD.

	By:		_/s/ William Tacon
William Tacon, court appointed liquidator

Dated: January 6, 2009

/s/ William Tacon
William Tacon

Dated: January 6, 2009	M.A.G. CAPITAL, LLC

	By:		/s/ David Firestone
David Firestone,
Managing Member

Dated: January 6, 2009
/s/ David F. Firestone
David F. Firestone

Dated: January 6, 2009	MERCATOR MOMENTUM FUND, L.P.

	By:		M.A.G. CAPITAL, LLC,
its general partner

		By:	/s/ David Firestone
David Firestone, Managing Member

8 of 9

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: January 6, 2009	MONARCH POINTE FUND, LTD.

	By:		_/s/ William Tacon
William Tacon, court appointed liquidator

Dated: January 6, 2009

/s/ William Tacon
William Tacon

Dated: January 6, 2009	M.A.G. CAPITAL, LLC

	By:		/s/ David Firestone
David Firestone,
Managing Member

Dated: January 6, 2009
/s/ David F. Firestone
David F. Firestone

Dated: January 6, 2009	MERCATOR MOMENTUM FUND, L.P.

	By:		M.A.G. CAPITAL, LLC,
its general partner

		By:	/s/ David Firestone
David Firestone, Managing Member

9 of 9